FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


December 22, 1999


                       ST. LAURENT PAPERBOARD INC.
               (Translation of registrant's name into English)


              630 Rene-Levesque  Boulevard,  West,  Suite  3000,
                         Montreal, Quebec H3B 5C7
                 (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F ......     Form 40-F ..X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934.

                           Yes .....    No ...X..


                     INFORMATION FILED WITH THIS REPORT


The following document is filed as an Exhibit to this Report:

Exhibit I -- Press  Release, dated December 22, 1999,  of St. Laurent Paperboard
             Inc. announcing that it acquired the Kimball Companies, a manufacturer of protective packaging.

On December 22, 1999 St. Laurent Paperboard Inc. issued a press release announcing that St. Laurent Paperboard Inc. acquires the Kimball Companies, a manufacturer of protective packaging.

Exhibit I -- Press Release, dated December 22, 1999, of St. Laurent Paperboard Inc. announcing that St. Laurent Paperboard Inc. acquires the Kimball Companies, a manufacturer of protective packaging.


                                 SIGNATURE

Pursuant  to  the  requirements  of  the Securities  Exchange Act of 1934,   the
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  December 22, 1999

                                     ST. LAURENT PAPERBOARD INC.
                                     (Registrant)


                                     By: /s/  Richard Garneau
                                         -------------------------------
                                          Name: Richard Garneau
                                          Title: Senior Vice President and
                                                  Chief Financial Officer
                                                  St. Laurent Paperboard Inc.

                                                                    EXHIBIT I
P r e s s   R e l e a s e
For immediate release


                St. Laurent Paperboard Inc. acquires the Kimball Companies, a manufacturer of protective packaging

Montreal, Quebec, December 22, 1999 - St. Laurent Paperboard Inc. ("St. Laurent"), Montreal, Quebec (TSE: SPI; NYSE: SLW) announces that it has completed the acquisition of the assets of The Kimball Companies in East Longmeadow, Massachusetts through its wholly owned subsidiary, Eastern Container Corporation ("Eastern").

For over 55 years, The Kimball Companies has been a leading manufacturer of protective packaging including triplewall, foam, wood and corrugated products serving the Northeast markets. The operations include facilities of over 208,000 square feet with approximately 170 employees. As a result of this acquisition, Eastern is now the leading supplier of protective packaging in the Northeast United States.

This acquisition corresponds with St. Laurent Paperboard's strategic objectives,
namely  focusing  on  value-added   quality  niche   products,   and  maximizing
shareholder value by growing in value-added packaging.

Eastern is a value-added specialty and protective packaging manufacturer of corrugated/wood/ foam packaging, corrugated sheets and containers, industrial and consumer packaging, and point of purchase displays and packaging for the retail and high tech industries. Eastern operates three corrugated packaging facilities in Massachusetts and serves the New England States and greater New York markets. With this acquisition, Eastern now employs approximately 730 people at its facilities.

St. Laurent Paperboard Inc. is a major North American producer of high-quality, value-added paperboard substrates and packaging solutions, with more than 4,400 employees, including Eastern, serving a diverse customer base in North America and selected international markets. St. Laurent operates four primary mills and seventeen packaging facilities in Canada and the United States.

                                      -30-

INFORMATION:

Richard Garneau
Senior Vice President and Chief Financial Officer
ST. LAURENT PAPERBOARD INC.
Tel.: (514) 864-5102

http://www.stlaurent.com